

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 8, 2010

<u>via U.S. Mail</u>
George Young
President
Mexoro Minerals Ltd.
Mountain View Center
12303 Airport Way
Broomfield, CO 80021

> **Re:** **Mexoro Minerals Ltd.**
> **Preliminary Proxy Statement on Schedule 14A, as amended**
> **Filed February 11, 2010**
> **File No. 0-23561**

Dear Mr. Young:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jeffrey C. Thacker
        via facsimile: (858) 638-5128